Exhibit 99.1

INVESTOR PRESENTATION Copyright 202 4 , Siyata Mobile, All Rights Reserved Q 1 202 4 NASDAQ: SYTA / SYTAW Siyata.net The New Way To Two - Way TM

SAFE HARBOR This presentation has been prepared by Siyata Mobile Inc. (the “Company”) and may contain forward - looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the Company’s current expectat ion s, projections and forecasts about future events and trends that the Company believes may affect its business, financial condition, operating results and growth prospects. Al l s tatements contained in this presentation other than statements of historical fact, including but not limited to the roll - out of any product or capability, the timing, performance c haracteristics and utility of any such product or capability, and the impact of any such product or capability on the telecommunications industry, future results of operations and financial pos ition, business strategy and plans, market growth, and objectives for future operations, are forward - looking statements. The words “believe,” “may,” “see,” “will,” “estimate,” “contin ue,” “anticipate,” “assume,” “intend,” “expect,” “project,” “look forward,” “promise” and similar expressions are intended to identify forward - looking statements. Forward - looking statements are subject to substantial risks, uncertainties and other factors, including but not limited to market prices, the ability of the Company to protect its intellectual property rights, the Company’s ability to retain customers, the Company’s ability to develop technologies, continued availability of capital and financing, and general economic, market or business conditions. T he Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. No representation or warranty, express or implied, is given as to the completeness or accuracy of the information or opinions co ntained in this document and neither the Company nor any of its directors, officers, employees, agents or advisers accepts any liability for any direct, indirect or consequential lo ss or damage arising from reliance on such information or opinions. Past performance should not be taken as an indication or guarantee of future performance, and no representation or war ranty, express or implied, is made regarding future performance. We own or have rights to trademarks and service marks that we use in connection with the operation of our busine ss, Siyata Mobile Inc. and our logo as well as other protected brands. Solely for convenience, our trademarks and service marks referred to in this presentation are listed withou t t he (SM) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. In addition, graphics, images or illustrations pertaining to or demonstrating our products, data, services and/or technology that may be used herein are intended for illust rat ive purposes only unless otherwise noted. Additionally, we do not intend for our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship wi th, or endorsement or sponsorship of us by, these other companies. This presentation also contains estimates and other statistical data made by independent parties and by the Compan y r elating to market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such esti mat es. The Company has not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, it can not guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of its future performance and the future performance of the markets in which it compet es are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results or outcomes to differ materiall y f rom those expressed in the estimates made by the independent parties and by Siyata Mobile. As a foreign private issuer, the Company’s consolidated financial statements have been prepared in accordance with Internatio nal Financial Reporting Standards under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business and not un der generally accepted accounting principles in the United States. 2 Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

Siyata aims to be the global leader in the rapidly growing Push - to - Talk Over Cellular (PoC) industry by disrupting the legacy Land Mobile Radio (LMR) industry with Next Generation Communication Technology. 3 Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

COMPANY OVERVIEW First Responders 4 Hospitals & Ambulances Schools & School Buses Security Hotels & Casinos VERTICAL INDUSTRIES A leading developer and distributor of technologically advanced Push - to - Talk Over Cellular devices, including rugged handsets and in - vehicle devices, for global first responders and enterprise customers Founded Siyata Mobile, Inc., in 2015, with headquarters in Canada and R&D in Israel. UNITED STATES CANADA EUROPE AUSTRALIA MIDDLE EAST TARGET GEOGRAPHIES Targeting to displace multi - billion $$ market Land Mobile Radio industry leaders: • Motorola Solutions Inc. (NYSE: MSI) • L3 Harris Technologies Inc. (NYSE: LHX) • JVC Kenwood Corp. (TYO: 6632) • Tait Communications (private) OUR HISTORY Investor Presentation | Q1 2024 DISRUPTING LMR INDUSTRY Construction The New Way To Two - Way TM | Siyata.net

PUSH - TO - TALK OVER CELLULAR (POC) EVOLUTION 5 Limited Range City - wide coverage only with dead zones; No nationwide coverage Restricted Functionality Limited to voice & low - capacity data High Cost Very expensive LMR devices, tower sites and maintenance Problems With Land Mobile Radio (LMR) or Two - way radios 1,2 Range PTT handsets work virtually anywhere on cellular networks Functionality Supports PTT, and other data applications Low Cost Much lower cost PTT Handsets, and no customer investment in tower sites • PoC Total Cost of Ownership (TCO) gives savings of at least 70% compared to LMR TCO 5 Push - to - Talk over Cellular Delivers Next Gen Communication Technology 3,4 1. https://blog.peakptt.com/drawbacks - of - traditional - land - mobile - radio - systems/ 2. https://www.taitradioacademy.com/topic/pros - and - cons - of - land - mobile - radio - lmr/ 3. https://www.firstnet.gov/network 4. A Brief Look at the Development of Push - To - Talk Technology Through the Ages, Motorola Solutions White Paper 5. Assumes 400 users over 5 - year timeline, compared to operating $2 million P25 LMR network Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

Forecast Global PoC growth of ~9.4% CAGR , to ~$6.95BN by 2027 1 6 MARKET OVERVIEW TOTAL ADDRESSABLE MARKET Push - to - Talk Over Cellular Market By Application Public safety & security accounted for the highest share in 2019. (includes devices, PoC system, & monthly PoC service fee) The Push - to - Talk Over Cellular (PoC) Industry is Large and Growing Fast 1. https://www.alliedmarketresearch.com/push - to - talk - over - cellular - market - A05943 Investor Presentation | Q1 2024 Reliable communications service and high - quality audio are key drivers of PoC growth The New Way To Two - Way TM | Siyata.net

7 CHANNEL RELATIONSHIPS PROVIDE GLOBAL REACH Siyata Markets Devices With Leading Cellular Carriers and Their Distributors who sell to their enterprise customers. Leveraging these carrier sales channels and their broad customer base with Siyata’s product portfolio means Siyata can maintain a lean operating cost structure. Siyata gives carriers the ability to activate a SIM card and generate income otherwise not captured with customers who use LMR. x Products tested and certified by wireless carriers x Signed distribution contracts completed x Leveraging wireless carriers' corporate sales teams 1. https://www.rcrwireless.com/20160713/carriers/rivada - networks - looks - tap - new - technology - bolster - firstnet - tag Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

8 SIYATA’S PUSH - TO - TALK OVER CELLULAR ECOSYSTEM Siyata is the only vendor to wireless carriers who offers differentiated mobile and in - vehicle POC solutions. RUGGED HANDSETS IN - VEHICLE SOLUTIONS Siyata also sells Cellular Boosters to improve cellular signal in buildings or in vehicles for our customers, and Siyata Real Time View , a video streaming system for first responder or enterprise fleet vehicles. Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

9 RUGGED HANDSETS Siyata Specializes in Rugged PTT Handsets: SD7 is our Next Generation PoC Handset Complementing our Portfolio of Disruptive Handsets THE SD7 IS A GAME CHANGER The Perfect Upgrade from land mobile radio (LMR): • A simple, purpose built, highly functional and rugged Android - based PTT only handset • Rugged IP68 rated design protects against dust and debris • Excellent sound quality allowing for clear communication in the presence of background noise • All the benefits of PoC without the headaches of managing the current generation of rugged smartphones and feature phones • Robust Next Gen 5G product portfolio coming Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

10 IN - VEHICLE SOLUTIONS Complementary and Innovative VK7 VEHICLE KIT Innovative in - vehicle solution that pairs with SD7 : • Simple Slide - In connection for SD7 handset • Connected to vehicle power • Integrated 10W speaker • Internal active cooling & heating UV350 IN - VEHICLE DEVICE Smartphone that is specifically designed to optimize mobile communications while driving . The ultimate IoT device for commercial vehicles. • 4G/LTE • Always powered • Supports FirstNet ® certified apps including fleet management, dispatch, GPS mapping and other custom solutions Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

11 MOST RECENT SUMMARY QUARTER RESULTS Higher revenue driven by increasing unit sales of SD7 solution % Q3 2022 YTD Q3 2023 YTD in USD (Unaudited) +45.4% $4,370,387 $6,355,744 Revenue +46.8% $1,219,827 $1,791,104 Gross profit +0.3% 27.9% 28.2% Gross profit margin - 22.4% $12,075,370 $9,375,589 Operating expenses - 30.1% ($10,855,543) ($7,584,485) Net operating loss +4.1% ($8,710,945) ($9,066,789) Net loss 1 - 27.3% ($7,565,614) ($5,502,241) Adjusted EBITDA 2 1. Net losses include non - cash change in fair value of warrant liabilities of ($1,561,765) in Q3 2023 and ($3,437,826) in Q3 2022. 2. Adjusted EBITDA is defined as net operating loss excluding depreciation and amortization, intangible impairment, goodwill imp air ment and share - based compensation expense Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

12 SUMMARY BALANCE SHEETS Audited, as of December 31, 2022 Unaudited, as of September 30, 2023 in USD $1,913,742 $366,155 Cash 1 $4,092,550 $2,901,914 Inventory $958,897 $1,705,149 Accounts Receivable $7,910,276 $7,217,602 Total Current Assets $16,142,531 $16,197,372 Total Assets $0 $531,521 Bank Factoring $6,266,842 $3,860,338 Total Current Liabilities $0 $0 3 Debt $6,902,059 $3,860,338 Total Liabilities $9,240,472 $12,337,034 Stockholders’ Equity 2 $16,142,531 $16,197,372 Total Liabilities & Equity 1. On November 1, 2023, the Company completed financing with net proceeds of ~$1.2 million. 2. Share Capital is ~$85 mil lion. 3. Completed a Supply Chain and A/R facility to provide financing for anticipated growth Q3, 2023 Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

13 CAPITALIZATION TABLE 1. Quantity of 37,188 warrants @ $1,476.00, and 2,152 Stock Options @ $2,470.00 are both well out of the money and are not added in to our Fully Diluted Shares Outstanding. As of January 12, 2024 NASDAQ: SYTA / SYTAW $4.47 Share Price (USD) 557,484 Common Shares Outstanding 4,393 Restricted Share Units 561,877 Fully Diluted Shares Outstanding 1 $2,491,953 Market Capitalization (USD) Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

14 SENIOR MANAGEMENT & BOARD OF DIRECTORS Marc Seelenfreund – Founder and CEO • Over 20 years of experience in the telecom and cellular arena. Founder of leading telecom distribution company with multiple global telecom vendors. • Holds a Law degree and is Chairman of the Board at a leading private university. Gerald Bernstein – CFO • 20 years experience on private equity financing and tax efficient corporate structuring in multi - jurisdictional arenas. • BCom and Graduate Diploma in Public Accountancy from McGill University; and member of the Canadian Institute of Chartered Accountants since 1987 and a professional chartered accountant. Glenn Kennedy – VP International Sales & Marketing • Over 25 years of sales experience in the telecom industry. Managed sales nationally for Motorola Canada, HTC Canada, and Sonim Technologies. • Honors Bachelor of Arts in Business Administration from the Richard Ivey School of Business at the University of Western Ontario. Gidi Bracha – VP Technology • VP Technology since 2011; spearheads all aspects of development. Head of Car Mobility Products and Director of Type Approvals. • Holds a BA in Engineering and Business Management from the University of Derby, in England. Peter Goldstein – Chairman of the Board • Over 30 years of diverse and global entrepreneurial, client advisory and fund - raising experience; s erving as investment banker, director, CEO, founder and advisor to public, private and emerging growth companies • Experienced in strategic planning, M&A and transaction structuring, as well as his own entrepreneurial success. He has steered and completed IPOs, secured private placements and designed crowdfunding campaigns. Gary Herman – Board Member • Over 30 years in investment entities, with a focus on U.S. publicly - traded small and micro - cap companies. • Co - managed Strategic Turnaround Equity Partners, LP (Cayman) from 2006 to 2021. Lourdes Felix – Board Member • A seasoned company executive that has worked with private and public SEC reporting companies. • Ms. Felix’s experience includes a wide variety of industries, including multiple senior roles at BioCorRx as CEO, CFO and President. Stephen Ospalak – Board Member • Over 20 years in telecom, currently SVP Marketing & Operations at BMG Inc . • Served as VP of Products & Services at TELUS Communications Inc. responsible for an annual spend > US$1 billion and has held management positions at AT&T. Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net

Siyata is disrupting legacy multi - billion - dollar two - way radio market Initial focus on NA, with future large - scale opportunities in global markets Strong management and board of directors, and experienced sales team Limited competition , with high barriers to entry for new competitors Lean operating cost structure Cellular carrier customers provide comprehensive and rapid access to US$7B PoC Total Available Market 1 Robust Next Gen 5G product portfolio coming 15 INVESTMENT SUMMARY The New Way To Two - Way TM | Siyata.net Investor Presentation | Q1 2024

THANK YOU Marc Seelenfreund, CEO marc@siyata.net 16 Investor Presentation | Q1 2024 The New Way To Two - Way TM | Siyata.net